UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Dakotah, Incorporated
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par value
                       ----------------------------------
                         (Title of Class of Securities)


                                   234262 10 3
                                 --------------
                                 (CUSIP Number)

                                Troy Jones, Jr.
                         300 North Dakota Avenue, #202
                        Sioux Falls, South Dakota 57102

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


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-----------------------                                -------------------------
 CUSIP NO.  234262                SCHEDULE 13D            PAGE 2 OF 5 PAGES
-----------------------                                -------------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ORION FINANCIAL CORPORATION OF SOUTH DAKOTA

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
       NOT APPLICABLE
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3      SEC USE ONLY


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4      SOURCE OF FUNDS

       N/A
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                             [ ]

       NOT APPLICABLE
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       SOUTH DAKOTA
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                              7       SOLE VOTING POWER
       NUMBER OF                      261,830
        SHARES                --------------------------------------------------
     BENEFICIALLY             8       SHARED VOTING POWER
       OWNED BY                       0
         EACH                 --------------------------------------------------
       REPORTING              9       SOLE DISPOSITIVE POWER
        PERSON                        261,830
         WITH                 --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       261,830
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]
       NOT APPLICABLE
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.96%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               PAGE 3 OF 5 PAGES


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value of Dakotah, Incorporated (the "Company") whose principal address is One North Park Lane, Webster, South Dakota 57274.

ITEM 2.  IDENTITY AND BACKGROUND.

         Orion Financial Corporation of South Dakotah ("Orion")
         300 North Dakota Avenue, #202
         Sioux Falls, South Dakota 57102
         Attention: Troy Jones Jr.

         Mr. Jones is the President of Orion Financial Corporation of South Dakota, and was Chief Executive Officer of the Company until 1997.

         Orion is in the business of financial consulting and its place of organization is South Dakota.

         The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds have been paid. All ownership is through options held.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The undersigned was granted stock options in connection with the undersigned's engagement to provide services to the Company, including providing Troy Jones, Jr. as Chief Executive Officer. The undersigned has no current agreement, arrangement or understanding with the Company or any other party with respect to any type of transaction enumerated in Item 4(a)-(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table sets forth the aggregate number and percentage of outstanding shares of common stock of the Company beneficially owned by the undersigned as of the date of this report:

                    Number of Shares*          Percentage of Outstanding Shares
                    -----------------          --------------------------------
                         261,830                            6.96%

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                                                               PAGE 4 OF 5 PAGES


                  *The above table includes options for the purchase of 261,830 shares of common stock that are exercisable during the next 60 days from the date hereof, but does not include options for the purchase of 80,915 shares of common stock that are not exercisable within the next 60 days from the date hereof.

         (b) The undersigned holds the sole voting power and dispositive power with respect to all the shares listed in Item 5(a) above.

         (c) The undersigned has not engaged in any transactions in the Company's common stock during the past sixty days.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of common stock of the Company held by the undersigned.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The 261,830 shares of common stock of the Company beneficially owned by the undersigned includes (i) an option of the purchase of 100,000 shares of common stock at $3.625 per share granted to the undersigned on January 27, 1995 which became exercisable on February 28, 1995; and
         (ii) the vested portion (161,830 shares) of an option to purchase a total of 242,745 shares, at a price of $3.875 per share granted on January 1, 1996. The 80,915 unvested shares vest on January 1, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      January 27, 1995 Stock Option Agreement
         (2)      January 1, 1996 Stock Option Agreement

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                                                               PAGE 5 OF 5 PAGES


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1998                   ORION FINANCIAL CORPORATION
                                        OF SOUTH DAKOTA



                                        /s/ Troy Jones, Jr.
                                        ---------------------------
                                        Troy Jones, Jr.